Exhibit 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

          The ratio of earnings to fixed charges for the fiscal years ended April 27, 2012, April 29, 2011, April 30, 2010, April 24, 2009, April 25, 2008, and April 27, 2007 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K. Note the amounts below include the results from both continuing operations and discontinued operations.

(in millions, except ratio of earnings to fixed charges)	Year ended April 27, 2012	Year ended April 29, 2011	Year ended April 30, 2010	Year ended April 24, 2009	Year ended April 25, 2008	Year ended April 27, 2007
Earnings:
Net earnings	$3,617	$3,096	$3,099	$2,070	$2,138	$2,703
Income taxes	752	627	870	370	602	658
Minority interest loss	8	8	7	1	—	—
Capitalized interest(1)	(4)	(4)	(4)	(5)	(10)	(3)
	$4,373	$3,727	$3,972	$2,436	$2,730	$3,358
Fixed Charges:
Interest expense(2)	$349	$450	$402	$371	$400	$383
Capitalized interest(1)	4	4	4	5	10	3
Amortization of debt issuance costs(3)	16	14	11	15	15	17
Rent interest factor(4)	46	44	46	45	41	34
	$415	$512	$463	$436	$466	$437
Earnings before income taxes and fixed charges	$4,788	$4,239	$4,435	$2,872	$3,196	$3,795
Ratio of earnings to fixed charges	12	8	10	7	7	9

(1)	Capitalized interest relates to construction projects in process.

(2)	Interest expense consists of interest on indebtedness.

(3)

Represents the amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. See Note 9 to the consolidated financial statements for further information regarding the debt securities.

(4)	Approximately one-third of rental expense is deemed representative of the interest factor.